EncrypGen, Inc.

Financial Statements

December 31, 2019

Hinkle, Richter & Rhine, LLP
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

POMPANO BEACH LOCATION - 2600 N.E. 14TH STREET CAUSEWAY, POMPANO BEACH, FLORIDA 33062-8224   PHONE 954-941-2312 FAX 954-941-0777
DELRAY BEACH LOCATION - 777 E. ATLANTIC AVENUE, SUITE 226, DELRAY BEACH, FLORIDA 33483   PHONE 561-314-2201   FAX 561-314-2204

EncrypGen, Inc.
3502 Bimini Lane Apt D1
Coconut Creek, FL 33066

Management is responsible for the accompanying financial statements of EncrypGen, Inc. (a C corporation), which comprise the Statement of Assets, Liabilities and Stockholder's Equity (Deficit) - Income Tax Basis as of December 31, 2019, and the related Statement of Revenues, Expenses and Retained Earnings (Deficit) - Income Tax Basis and the Statement of Cash Flows - Income Tax Basis for the twelve months then ended, and for determining that the tax basis of accounting is an acceptable financial reporting framework. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements, nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by managment. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The financial statements are prepared in accordance with the tax basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared in accordance with the tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's assets, liabilities, equity, revenues and expenses. Accordingly, the financial statements are not designed for those who are not informed about such matters.

The tax basis of accounting requires that the Company record accounts receivable and accounts payable. Management has informed us that the Company has not recorded accounts receivable and accounts payable in accordance with the tax basis of accounting. Management has not determined the effects of these departures on the financial statements.

Hinkle, Richter & Rhine, LLP

Hinkle, Richter & Rhine, LLP
Pompano Beach, Florida
July 09, 2020

EncrypGen, Inc.
Statement of Assets, Liabilities and Stockholder's Equity (Deficit) - Income Tax Basis
December 31, 2019

Assets

Current Assets			
Chase Bank	$	288.93	
Prepayments (1300)		2,038.67	
Total Current Assets			2,327.60
Property and Equipment			
Computer & Office Equipment (1520)		2,165.31	
Less Accumulated Depreciation		(2,165.31)	
Net Property and Equipment			0.00
Total Assets	$		2,327.60

EncrypGen, Inc.
Statement of Assets, Liabilities and Stockholder's Equity (Deficit) - Income Tax Basis
December 31, 2019

Liabilities and Stockholder's Equity (Deficit)

Current Liabilities

Total Current Liabilities		0.00
Long-Term Liabilities		
Intercompany Pay-Due to LLC	309,208.00	
Total Long-Term Liabilities		309,208.00
Total Liabilities		309,208.00
Stockholder's Equity (Deficit)		
Capital Stock	50,000.00	
Additional Paid in Capital	196,000.00	
Retained Earnings	(552,880.40)	
Total Stockholder's Equity (Deficit)		(306,880.40)
Total Liabilities and Stockholder's Equity (Deficit)		$ 2,327.60

EncrypGen, Inc.
Statement of Revenues, Expenses and Retained Earnings (Deficit) - Income Tax Basis

	Twelve Months Ended December 31, 2019
Sales	
Total Sales	0.00
Gross Profit	0.00
Operating Expenses	
Consultancy fees (5300)	11,250.00
Bank Service Charges (6040)	360.00
Software License (6145)	231,299.16
Insurance (6320)	10,550.90
Professional Fees - Accounting (6330)	3,484.00
Contractors (6680)	14,242.15
Total Operating Expenses	271,186.21
Operating Income (Loss)	(271,186.21)
Other Income (Expenses)	
Total Other Income (Expenses)	0.00
Net Income (Loss) Before Taxes	(271,186.21)
Net Income (Loss)	$ (271,186.21)
Beginning Retained Earnings, January 1, 2019	$ (281,694.19)
Ending Retained Earnings, December 31, 2019	$ (552,880.40)

EncrypGen, Inc.
Statement of Cash Flows-Income Tax Basis
For the 12 Months Ended December 31, 2019

Cash Flows from Operating Activities

Net Income (Loss)	$	(271,186.21)
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities:		
Depreciation Expense		0.00
Decrease (Increase) in Operating Assets:		
Increase in Prepayments		0.00
Increase (Decrease) in Operating Liabilities:		
Decrease in Accounts Payable		(14,416.00)
Total Adjustments		(14,416.00)
Net Cash Provided By (Used In)		
Operating Activities		(285,602.21)

Cash Flows from Investing Activities

Net Purchases of Fixed Assets		0.00
Net Cash Provided By (Used In)		
Investing Activities		0.00

Cash Flows from Financing Activities

Loan From Affiliate, Net		283,519.00
Proceeds from Capital Contributions/Sale of Stock		0.00
Net Cash Provided By (Used In)		
Financing Activities		283,519.00
Net Increase (Decrease) In		
Cash and Cash Equivalents		(2,083.21)
Beginning Cash and Cash Equivalents		2,372.14
Ending Cash and Cash Equivalents	$	288.93

EncrypGen, Inc.

Financial Statements

December 31, 2018

Hinkle, Richter & Rhine, LLP
CERTIFIED PUBLIC ACCOUNTANTS

MEMBER:
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

POMPANO BEACH LOCATION - 2600 N.E. 14TH STREET CAUSEWAY, POMPANO BEACH, FLORIDA 33062-8224   PHONE 954-941-2312 FAX 954-941-0777
DELRAY BEACH LOCATION - 777 E. ATLANTIC AVENUE, SUITE 226, DELRAY BEACH, FLORIDA 33483   PHONE 561-314-2201 FAX 561-314-2204

EncrypGen, Inc.
3502 Bimini Lane Apt D1
Coconut Creek, FL 33066

Management is responsible for the accompanying financial statements of EncrypGen, Inc. (a C corporation), which comprise the Statement of Assets, Liabilities and Stockholder's Equity (Deficit) - Income Tax Basis as of December 31, 2018, and the related Statement of Revenues, Expenses and Retained Earnings (Deficit) - Income Tax Basis and the Statement of Cash Flows - Income Tax Basis for the twelve months then ended, and for determining that the tax basis of accounting is an acceptable financial reporting framework. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements, nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by managment. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The financial statements are prepared in accordance with the tax basis of accounting, which is a basis of accounting other than accounting principles generally accepted in the United States of America.

Management has elected to omit substantially all of the disclosures ordinarily included in financial statements prepared in accordance with the tax basis of accounting. If the omitted disclosures were included in the financial statements, they might influence the user's conclusions about the Company's assets, liabilities, equity, revenues and expenses. Accordingly, the financial statements are not designed for those who are not informed about such matters.

The tax basis of accounting requires that the Company record accounts receivable and accounts payable. Management has informed us that the Company has not recorded accounts receivable and accounts payable in accordance with the tax basis of accounting. Management has not determined the effects of these departures on the financial statements.

Hinkle, Richter & Rhine, LLP

Hinkle, Richter & Rhine, LLP
Pompano Beach, Florida
July 09, 2020

EncrypGen, Inc.
Statement of Assets, Liabilities and Stockholder's Equity (Deficit) - Income Tax Basis
December 31, 2018

Assets

Current Assets		
Chase Bank	$ 2,372.14	
Prepayments (1300)	2,038.67	
Total Current Assets		4,410.81
Property and Equipment		
Computer & Office Equipment (1520)	2,165.31	
Less Accumulated Depreciation	(2,165.31)	
Net Property and Equipment		0.00
Total Assets		$ 4,410.81

EncrypGen, Inc.
Statement of Assets, Liabilities and Stockholder's Equity (Deficit) - Income Tax Basis
December 31, 2018

Liabilities and Stockholder's Equity (Deficit)

Current Liabilities		
Accounts Payable (2000)	$ 14,416.00	
Total Current Liabilities		14,416.00
Long-Term Liabilities		
Intercompany Pay-Due to LLC	25,689.00	
Total Long-Term Liabilities		25,689.00
Total Liabilities		40,105.00
Stockholder's Equity (Deficit)		
Capital Stock	50,000.00	
Additional Paid in Capital	196,000.00	
Retained Earnings	(281,694.19)	
Total Stockholder's Equity (Deficit)		(35,694.19)
Total Liabilities and Stockholder's Equity (Deficit)		$ 4,410.81

EncrypGen, Inc.
Statement of Revenues, Expenses and Retained Earnings (Deficit) - Income Tax Basis

	Twelve Months Ended December 31, 2018
Sales	
Total Sales	0.00
Gross Profit	0.00
Operating Expenses	
Consultancy fees (5300)	35,765.67
Vendor Fees	3,456.00
Bank Service Charges (6040)	235.00
Rental (6100)	213.11
Communications (6110)	60.70
Software License (6145)	70,244.96
Conference & Events (6200)	1,999.00
Meals (6205)	773.15
Travel - flights (6210)	7,297.30
Travel - taxi (6215)	1,189.44
Travel - bus, etc (6216)	42.76
Automobile Expense (6220)	252.00
Hotel stay (6250)	17,195.25
Insurance (6320)	45,604.79
Professional Fees - Accounting (6330)	3,457.50
Professional Fees - Legal (6331)	18,585.19
Contractors (6680)	72,961.12
Depreciation (7000)	2,165.31
Miscellaneous (7050)	75.94
Other Expense	120.00
Total Operating Expenses	281,694.19
Operating Income (Loss)	(281,694.19)
Other Income (Expenses)	
Total Other Income (Expenses)	0.00
Net Income (Loss) Before Taxes	(281,694.19)
Net Income (Loss)	$ (281,694.19)
Beginning Retained Earnings, January 1, 2018	$ 0.00
Ending Retained Earnings, December 31, 2018	$ (281,694.19)

EncrypGen, Inc.
Statement of Cash Flows-Income Tax Basis
For the 12 Months Ended December 31, 2018

Cash Flows from Operating Activities

Net Income (Loss)	$	(281,694.19)
Adjustments to reconcile net income (loss) to		
net cash provided by (used in) operating activities:		
Depreciation Expense		2,165.31
Decrease (Increase) in Operating Assets:		
Increase in Prepayments		(2,038.67)
Increase (Decrease) in Operating Liabilities:		
Increase in Accounts Payable		14,416.00
Total Adjustments		14,542.64
Net Cash Provided By (Used In)		
Operating Activities		(267,151.55)

Cash Flows from Investing Activities

Net Purchases of Fixed Assets		(2,165.31)
Net Cash Provided By (Used In)		
Investing Activities		(2,165.31)

Cash Flows from Financing Activities

Loan From Affiliate, Net		25,689.00
Proceeds from Capital Contributions/Sale of Stock		246,000.00
Net Cash Provided By (Used In)		
Financing Activities		271,689.00
Net Increase (Decrease) In		
Cash and Cash Equivalents		2,372.14
Beginning Cash and Cash Equivalents		0.00
Ending Cash and Cash Equivalents	$	2,372.14

See Accountant's Compilation Report



FINANCIAL STATEMENT – SELF-CERTIFICATION

I, David Koepsell, certify that:

(1) The financial statements of EncrypGen Inc. included in this Form are true and complete in all material respects; and

(2) The tax return information of EncrypGen Inc. included in this Form, if any, reflects accurately the information reported on the tax return for EncrypGen Inc. filed for the fiscal year ended December 31, 2019.

David Koepsell
Founder & CEO